June 26, 2009

David T. Hamamoto, Chief Executive Officer
NorthStar Real Estate Income Trust, Inc.
399 Park Avenue
18th Floor
New York, NY 10022

> **Re:**   **NorthStar Real Estate Income Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed May 28, 2009**
> **File No. 333-157688**

Dear Mr. Hamamoto:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Investment Objectives and Strategy, page 68

Market Overview and Opportunity, page 69

1.   We note your revised disclosure on pages 69 through 73. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 69, 72, and 73, without limitation, the following examples:

- "This dynamic has caused the pricing for this type of capital to dramatically increase to levels that are now compelling without the need to dramatically enhance returns through the capital markets as has been the case in recent years. The selling pressure due to stresses at banks and the absence of a securitization market has driven the spreads on existing CMBS to historically wide levels which allow investors to purchase the bonds at attractive levels."

- "The volume of real estate sales transactions has declined by approximately 70% from 2007 to 2008."

- The Transaction Volume in Billions of Dollars Table on page 72.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

<u>Table I, page A-2</u>

2.	We note that you have not included any disclosure under "Acquisition Costs" for NorthStar Realty Finance Corp. However, it appears that this entity has acquired properties. Please revise to provide this disclosure or advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551- 3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James H. Sullivan, Esquire (*via facsimile*)